T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Reports Third Quarter 2017 Results
Toronto, Ontario (November 2, 2017) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the third quarter ended September 30, 2017 and reviewed its operating, exploration and development activities.
“Alamos achieved several milestones in the third quarter including record gold production and our lowest costs and best financial performance in years. This was driven by a breakout quarter from Young-Davidson, which set several new records. We expect this strong performance to continue into the fourth quarter and remain on track to achieve full year production and cost guidance,” said John A. McCluskey, President and Chief Executive Officer.
“Within our development portfolio, we achieved initial production at La Yaqui ahead of schedule and commenced early stage construction activities at our Kirazlı project. We also announced the acquisition of Richmont Mines through which we are building a stronger and more profitable company. With a growing production base, low cost profile and excellent exploration potential, we believe the Richmont acquisition will be a significant source of value creation for shareholders,” Mr. McCluskey added.
Third Quarter 2017 Highlights

•	Announced the proposed acquisition of Richmont Mines Inc. (“Richmont”) and its Island Gold mine, a high-grade, low cost, long life asset in Ontario, Canada

•
Produced a record 107,000 ounces of gold at cost of sales of $1,000 per ounce, total cash costs[1] of $720 per ounce and all-in sustaining costs ("AISC")[1] of $884 per ounce. This included record gold production of 55,800 ounces at Young-Davidson, 36,300 ounces at Mulatos and 14,900 ounces at El Chanate

•	Sold 100,551 ounces of gold at an average realized price of $1,281 per ounce, $3 above the London PM fix, for revenues of $128.8 million

•
Reported net earnings of $28.8 million, or $0.10 per share, the strongest quarterly earnings since the Company's merger with AuRico Gold in July 2015. Earnings in the quarter included unrealized foreign exchange gains of $12.8 million ($0.04 per share) recorded within both deferred taxes and foreign exchange

•	Generated cash flow from operating activities of $43.4 million ($51.3 million before changes in working capital1), driven by lower cash costs resulting in stronger operating margins

•	Significantly reduced mine-site AISC at Young-Davidson to a record low level of $744 per ounce, a 17% or $151 per ounce decrease compared to the second quarter of 2017

•	Generated $20.9 million in free cash flow from the mine sites, including a record $13.3 million at Young-Davidson

•	Ended the quarter with $167.7 million in cash and cash equivalents and equity securities

•
Enhanced liquidity with an amendment to the Company's undrawn revolving credit facility, increasing the size of the facility to $400 million with an expanded syndicate of eight banks on peer-leading terms

•	Completed construction of La Yaqui Phase I on budget and ahead of schedule, with the first gold pour in August 2017

•	Announced a semi-annual dividend of $0.01 per share, or $3.0 million in September 2017, payable on October 31, 2017

•	Completed a flow-through financing for gross proceeds of $11.7 million in July 2017, at an average issue price of CAD$11.52 per share
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of these measures.

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Highlight Summary

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Financial Results (in millions)
Operating revenues	$128.8	$125.6	$381.1	$350.0
Cost of sales (1)	$100.6	$102.2	$320.2	$307.7
Earnings from operations	$20.9	$17.2	$38.9	$17.8
Net earnings	$28.8	$4.8	$31.3	$2.7
Cash provided by operations before working capital and cash taxes(2)	$51.3	$46.1	$130.6	$114.0
Cash provided by operating activities	$43.4	$36.7	$114.9	$97.4
Capital expenditures (sustaining) (2)	$10.8	$12.5	$31.2	$36.9
Capital expenditures (growth) (2),(3)	$27.4	$24.7	$92.1	$72.1
Operating Results
Gold production (ounces)	107,000	99,228	309,100	286,324
Gold sales (ounces)	100,551	94,791	303,329	281,646
Per Ounce Data
Average realized gold price	$1,281	$1,325	$1,256	$1,243
Average spot gold price (London PM Fix)	$1,278	$1,335	$1,251	$1,261
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,000	$1,078	$1,056	$1,093
Total cash costs per ounce of gold sold (2)	$720	$785	$777	$780
All-in sustaining costs per ounce of gold sold (2)	$884	$979	$946	$1,002
Share Data
Earnings per share, basic	$0.10	$0.02	$0.11	$0.01
Weighted average common shares outstanding (basic) (000’s)	300,448	266,969	294,853	264,619
Financial Position (in millions)
Cash and cash equivalents			$149.0	$273.9
Total debt and equipment financing obligations			$4.3	$307.6

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration and La Yaqui Phase I development.

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	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Gold production (ounces)
Young-Davidson	55,800	43,629	143,500	125,338
Mulatos	36,300	38,500	117,300	109,100
El Chanate	14,900	17,099	48,300	51,886
Gold sales (ounces)
Young-Davidson	55,267	44,287	145,462	128,045
Mulatos	30,330	33,562	109,270	101,159
El Chanate	14,954	16,942	48,597	52,442
Cost of sales (in millions)(1)
Young-Davidson	$53.4	$45.7	$155.3	$139.6
Mulatos	$29.0	$37.0	$105.3	$107.8
El Chanate	$18.2	$19.5	$59.6	$60.3
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$966	$1,032	$1,068	$1,090
Mulatos	$956	$1,102	$964	$1,066
El Chanate	$1,217	$1,151	$1,226	$1,150
Total cash costs per ounce of gold sold (2)
Young-Davidson	$572	$607	$647	$654
Mulatos	$785	$888	$782	$819
El Chanate	$1,137	$1,045	$1,156	$1,014
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$744	$849	$824	$887
Mulatos	$864	$965	$852	$909
El Chanate	$1,164	$1,062	$1,187	$1,032
Capital expenditures (growth and sustaining) (in millions)(2)
Young-Davidson	$22.0	$22.8	$63.3	$72.0
Mulatos(4)	$8.9	$9.8	$34.9	$23.4
El Chanate	$0.3	$0.2	$1.2	$0.6
Other	$7.0	$4.4	$23.9	$13.0

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes capitalized exploration and La Yaqui Phase I development.

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Outlook and Strategy

	2017 Guidance
	Young-Davidson	Mulatos	El Chanate	Development	Total
Gold production (000’s ounces)	200-210	150-160	50-60	—	400-430
Cost of sales, including amortization (in millions)(4)	$215	$157	$70	—	$442
Cost of sales, including amortization ($ per ounce)(4)	$1,050	$1,015	$1,265	—	$1,065
Total cash costs ($ per ounce)(1)	$625	$815	$1,200	—	$765
All-in sustaining costs ($ per ounce)(1)				—	$940
Mine-site all-in sustaining costs ($ per ounce)(1),(3)	$775	$890	$1,200	—	—
Capital expenditures (in millions)
Sustaining capital(1)	30-35	8-10	$2	—	40-47
Growth capital(1) (5)	40-45	$25-30 (2)	—	$35	100-110
Total capital expenditures(1)	70-80	33-40	$2	$35	$140-$157

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description of these measures.

(2)	Excludes capitalized exploration.

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense

(5)	Excludes revised capital budget for Turkish projects approved in April 2017
The Company's objective is to maximize cash flow from its operations through increased production, margin expansion, and capital discipline, while advancing its portfolio of low-cost development projects. The Company continues to deliver on these objectives, with record production in the third quarter of 107,000 ounces of gold at significantly lower AISC of $884 per ounce driven by record performance at Young-Davidson. Reflecting this strong performance, the Company generated $43.4 million in operating cash flow, and $20.9 million of mine-site free cash flow. In addition, the Company completed construction of La Yaqui Phase I in the quarter, on budget and ahead of schedule. La Yaqui Phase I will generate low-cost production and strong cash flow for approximately three years.
With gold production of 309,100 ounces for the first nine months of 2017, the Company is well positioned to achieve full year guidance of 400,000 to 430,000 ounces. All-in sustaining costs improved significantly in the third quarter, driven by the strong performance of Young Davidson, bringing year-to-date AISC to $946 per ounce. All-in sustaining costs for the year are expected to be consistent with full year guidance of $940 per ounce.
Young-Davidson produced a record 55,800 ounces of gold in the third quarter, an 18% increase from the previous record. Strong production is expected to continue in the fourth quarter driven by higher underground mining rates with the completion of the MCM waste pass in August. In addition, the installation of a pebble crusher to the mill circuit was completed in October, which will support higher mill throughput and further contribute to strong free cash flow in the fourth quarter.
Capital spending at Young-Davidson totaled $22.0 million in the third quarter and $63.3 million year-to-date. The Company expects capital spending to decrease in the fourth quarter, and is tracking to the top end of 2017 guidance of approximately $80 million.
Mulatos produced 36,300 ounces in the third quarter, bringing cumulative year-to-date production to 117,300 ounces. Mulatos is tracking to meet the top end of the full year guidance of 150,000 to 160,000 ounces. Mine-site AISC remained below budget in the third quarter at $864 per ounce ($852 per ounce year-to-date), and are expected to be below guidance of $890 per ounce for the year.
El Chanate produced 14,900 ounces of gold and generated positive mine-site free cash flow in the third quarter. The operation is on track to meet the top end of its production guidance of 50,000 to 60,000 ounces of gold in 2017 at mine-site AISC below guidance of $1,200 per ounce. As a mature, higher cost operation, the Company has hedged El Chanate’s 2017 and 2018 production through gold collar contracts which ensure a minimum gold price of $1,270 per ounce and participation up to $1,444 per ounce in 2018. The Company expects the operation to generate stronger free cash flow through residual leaching at the conclusion of its mine life.
Development spending for the remainder of 2017 remains focused on capital spending at Kirazlı to complete detailed engineering, site clearing and commence construction activities on longer lead time items, such as the water reservoir. In addition, a feasibility study for the Lynn Lake project is ongoing and is scheduled for completion later this year.

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In November, the Company plans to complete the acquisition of Richmont, which owns the Island Gold mine. Island Gold is a low-cost, high-grade, long-life asset in Canada with excellent exploration potential. The acquisition strengthens the Company's asset base, with the addition of a third core, producing asset. Richmont recently released an expansion scenario PEA, which supports near-term production growth, declining costs, and cash flow growth. The acquisition will further strengthen Alamos' balance sheet through diversification and financial flexibility and delivers corporate, tax and other synergies with two underground mines in Ontario. The transaction is subject to shareholder approval and scheduled to close on November 23, 2017.
With the completion of the bought deal equity financing in February and subsequent repayment of the $315 million Notes in April, the Company is debt free and has significantly de-risked its balance sheet. With a substantial cash position, $400 million of liquidity available under the expanded credit facility, and growing cash flow from its operations, the Company is well positioned to fund its strong pipeline of growth projects.
Third Quarter 2017 Results
Young-Davidson Operational and Financial Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Gold production (ounces)	55,800	43,629	143,500	125,338
Gold sales (ounces)	55,267	44,287	145,462	128,045
Financial Review (in millions)
Operating Revenues	$70.8	$59.2	$182.9	$160.7
Cost of sales (1)	$53.4	$45.7	$155.3	$139.6
Earnings from operations	$17.4	$13.5	$27.6	$21.1
Cash provided by operating activities	$35.3	$24.4	$81.1	$72.4
Capital expenditures (sustaining) (2)	$9.4	$10.7	$25.4	$29.5
Capital expenditures (growth) (2)	$12.6	$12.1	$37.9	$42.5
Mine-site free cash flow, before changes in working capital (2)	$15.1	($1.9)	$23.5	($4.2)
Mine-site free cash flow (2)	$13.3	$1.6	$17.8	$0.4
Cost of sales, including amortization per ounce of gold sold (1)	$966	$1,032	$1,068	$1,090
Total cash costs per ounce of gold sold (2)	$572	$607	$647	$654
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$744	$849	$824	$887
Underground Operations
Tonnes of ore mined	602,072	502,953	1,758,442	1,585,756
Tonnes of ore mined per day ("tpd")	6,544	5,467	6,441	5,787
Average grade of gold (4)	2.89	2.82	2.69	2.59
Metres developed	3,344	2,677	10,011	9,336
Unit mining costs per tonne	$34	$34	$34	$33
Unit mining costs per tonne (CAD$)	$43	$45	$45	$44
Mill Operations
Tonnes of ore processed	694,900	628,640	2,018,994	1,934,279
Tonnes of ore processed per day	7,553	6,833	7,396	7,059
Average grade of gold (4)	2.65	2.37	2.43	2.19
Contained ounces milled	59,230	47,889	157,623	136,173
Average recovery rate	93%	93%	91%	92%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Young-Davidson produced a record 55,800 ounces of gold in the third quarter of 2017, 28% higher than the same period of 2016 and 18% higher than the previous record set in the second quarter of 2017. The substantial increase in production reflects higher underground grades mined, higher mining rates, and an increase in mill throughput during the quarter.
The Company mined 602,072 tonnes of ore from underground in the third quarter of 2017, or 6,544 tpd, a 20% increase from the prior year period. The increase in underground mining rates accelerated further in September, averaging

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6,900 tpd following completion of the MCM waste pass. Higher mining rates and mill throughput are expected to continue in the fourth quarter, which will drive strong gold production and free-cash flow.
Underground grades in the third quarter were 2.89 g/t Au, higher than the second quarter of 2017 and the prior year period as higher grade stopes were mined during the quarter. The Company expects underground grades to average the reserve grade of approximately 2.7 g/t Au for the full year.
During the third quarter, 694,900 tonnes or 7,553 tpd were processed through the mill with grades averaging 2.65 g/t Au, higher than the prior year period due to higher underground grades mined. Mill throughput increased compared to the second quarter of 2017, reflecting improvements in the reprocessing of mill scats. With the recent commissioning of the pebble crusher, mill throughput is expected to reach steady state levels of 8,000 tpd during the fourth quarter. Mill recoveries of 93% were consistent with expectations and the prior year period.
Financial Review
For the three months ended September 30, 2017, revenues of $70.8 million were $11.6 million higher than the prior-year period reflecting higher ounces sold, partially offset by a lower realized gold price. For the first nine months of 2017, revenues of $182.9 million was $22.2 million higher than the prior year period, attributable to both higher ounces sold and a higher realized gold price.
In the third quarter of 2017, cost of sales of $53.4 million were higher than the prior year period reflecting higher gross costs as a result of additional tonnes mined and milled. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For the first nine months of 2017, cost of sales of $155.3 million were $15.7 million higher than the prior-year period, also as a result of more tonnes mined and milled.
Total cash costs in the third quarter were $572 per ounce, representing a 6% decrease from the third quarter of 2016. The decrease was attributable to higher grades mined and processed. Underground unit mining costs were $34 per tonne in the third quarter, in line with the prior year period as the benefit of higher underground mining rates was offset by a stronger Canadian dollar. Further strengthening in the Canadian dollar is not expected to adversely impact costs in the fourth quarter as the Company has hedged the majority of its operating and capital costs at CAD:USD of 1.29:1 or better. Mine-site AISC were $744 per ounce, 12% lower than the prior year period reflecting a lower level of sustaining capital across more ounces sold. For the nine months ended September 30, 2017, cash costs were $647 per ounce and mine-site all-in sustaining costs were $824 per ounce, compared to $654 and $887 per ounce, respectively in the comparative period. The decrease was attributable to improved grades, higher underground mining rates and lower sustaining capital expenditures.
Capital expenditures totaled $22.0 million in the third quarter, slightly lower than the same period of 2016 as the reduced capital spending was offset by a stronger Canadian dollar. For the first nine months of 2017, capital expenditures of $63.3 million were 12% lower than in the same period in 2016. Capital spending in the third quarter was focused primarily on lateral development in the upper and lower mine, pebble crusher installation, and completion of the MCM waste pass. Total capital expenditures in the third quarter included $9.4 million of sustaining capital and $12.6 million of growth capital. Capital spending at Young-Davidson is expected to be approximately $80 million in 2017, a significant reduction from 2016 levels.
Young-Davidson generated positive operating cash flow of $35.3 million and record mine-site free cash flow of $13.3 million in the quarter, driven by stronger production and operating margins. For the nine months ended September 30, 2017, Young-Davidson generated $17.8 million of mine-site free cash flow compared to $0.4 million in the prior year period driven by lower capital spending and higher production. Higher underground mining rates are expected to drive strong production and free cash flow through the remainder of 2017.

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Mulatos Operational and Financial Review
Financial and operating results at Mulatos for the third quarter of 2017 include La Yaqui phase I, as commercial production commenced in September 2017.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Gold production (ounces)	36,300	38,500	117,300	109,100
Gold sales (ounces)	30,330	33,562	109,270	101,159
Financial Review (in millions)
Operating Revenues	$38.9	$44.7	$137.4	$126.5
Cost of sales (1)	$29.0	$37.0	$105.3	$107.8
Earnings from operations	$7.6	$7.0	$27.2	$17.4
Cash provided by operating activities	$13.1	$14.9	$42.0	$40.1
Capital expenditures (sustaining) (2)	$1.1	$1.6	$4.6	$6.8
Capital expenditures (Mulatos growth) (2),(6)	$6.1	$8.2	$17.8	$16.6
La Yaqui Phase I construction cost (2)	$1.7	—	$12.5	—
Mine-site free cash flow, before changes in working capital and excluding La Yaqui construction capital (2)	$6.1	$5.7	$25.5	$15.3
Mine-site free cash flow, excluding La Yaqui construction capital (2)	$5.9	$5.1	$19.6	$16.7
Cost of sales, including amortization per ounce of gold sold (1)	$956	$1,102	$964	$1,066
Total cash costs per ounce of gold sold (2)	$785	$888	$782	$819
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$864	$965	$852	$909
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	2,340,817	2,052,784	5,910,627	5,239,416
Total waste mined - open pit	1,461,098	2,040,007	4,723,985	6,569,658
Total tonnes mined - open pit	4,217,795	4,092,791	11,050,492	11,985,708
Waste-to-ore ratio (operating)	0.62	0.99	0.80	1.25
Tonnes of ore mined - underground	19,694	27,958	77,463	97,377
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,748,328	1,574,272	5,050,642	4,843,396
Average grade of gold processed (5)	0.96	0.82	0.92	0.81
Contained ounces stacked	53,690	41,523	149,980	125,991
Mill Operations
Tonnes of high grade ore milled	30,769	38,287	101,879	99,853
Average grade of gold processed (5)	10.05	9.80	9.81	11.73
Contained ounces milled	9,938	12,067	32,140	37,665
Total contained ounces stacked and milled	63,628	53,590	182,120	163,657
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	57%	72%	64%	67%
Ore crushed per day (tonnes) - combined	19,300	17,500	18,900	18,000

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").

(6)	Includes capitalized exploration, of $1.2 million and $5.9 million for the three and nine months ended September 30, 2017.
Mulatos produced 36,300 ounces of gold in the third quarter of 2017, including production from La Yaqui Phase I. Production in the quarter was slightly lower than the prior year period due to an increase of leach pad inventory. This is typical for the third quarter rainy season in Mexico and production in the fourth quarter will benefit as this inventory is drawn down. In the month of October, Mulatos produced approximately 13,000 ounces and is expected to come in near the top end of its annual production guidance of 150,000 to 160,000 ounces for the full year.
Total crusher throughput averaged 19,300 tpd, well above the same period of 2016, supplemented by La Yaqui Phase I for the months of August and September. A total of 1,748,328 tonnes were stacked in the third quarter, at a grade of 0.96 g/t Au, both higher than the same period of 2016 due to a combination of mine sequencing, positive grade reconciliation and the addition of higher grade tonnes from La Yaqui Phase I. The waste-to-ore ratio of 0.62:1 was

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lower than the prior year period and 2017 guidance due to mine sequencing and the addition of La Yaqui which has a minimal waste-to-ore ratio.
La Yaqui Phase I construction was completed in the third quarter, ahead of schedule and on budget. In the third quarter, approximately 170,000 tonnes of ore were stacked on the La Yaqui Phase I leach pad and at average grades of 1.4 g/t, for a total of approximately 7,500 contained ounces. Approximately 2,800 ounces were produced during the third quarter, supplementing Mulatos' production. La Yaqui Phase I is expected to contribute annual production of approximately 25,000 ounces at significantly lower cash costs.
Underground tonnes mined from San Carlos during the quarter were lower than the same period of 2016 and the second quarter of 2017 as the deposit approaches the end of its current mineral reserve life. In the third quarter, 30,769 tonnes were milled at an average grade of 10.05 g/t Au. The Company expects production from San Carlos to continue at reduced levels for the remainder of 2017, with stockpiles continuing to supplement mill feed. At the end of September, the Company had approximately 35,000 tonnes remaining in high grade stockpiles. The Company continues to explore at San Carlos with the objective of extending its mine life into 2018.
The ratio of ounces produced to contained ounces stacked and milled (or recovery ratio) was 57% in the quarter compared to 72% in the prior year period, reflecting the third quarter rainy season and the ramp-up of operations at La Yaqui Phase I. The Company expects recoveries to increase in the fourth quarter.
Financial Review
For the three months ended September 30, 2017, revenues of $38.9 million was $5.8 million lower than the prior-year period reflecting lower ounces sold. A combination of lower production and the timing of both dore and concentrate sales impacted revenues for the quarter, and are expected to be caught up during the fourth quarter. For the first nine months of 2017, revenues of $137.4 million was $10.9 million higher than the prior year, attributable to both higher ounces sold and a higher realized gold price.
Cost of sales in the third quarter of $29.0 million were lower than the prior-year period as gross costs decreased as a result of a lower waste-to-ore ratio and depreciation. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For the first nine months of 2017, cost of sales of $105.3 million were $2.5 million lower than the prior-year period as a result of lower depreciation per ounce.
Total cash costs of $785 per ounce in the third quarter were lower than $888 per ounce in the prior year period, reflecting higher grades stacked, a lower waste-to-ore ratio, and the addition of lower cost La Yaqui Phase I production. Mine-site AISC in the quarter were $864 per ounce, $101 or 10% lower than the prior year period reflecting lower total cash costs and lower sustaining capital. For the nine months ended September 30, 2017, cash costs were $782 per ounce and mine-site AISC were $852 per ounce, reflecting higher grades stacked, lower waste-to-ore ratio and lower cost La Yaqui Phase I ounces.
Mulatos had another strong quarter from a cash flow perspective, generating $5.9 million in mine-site free cash flow, excluding $1.7 million of construction capital at La Yaqui Phase I ($12.5 million year-to-date). Mulatos' free cash flow reflects strong earnings from operations, an increase in Value Added Tax ("VAT) refunds and lower sustaining capital. The Company expects free cash flow growth in the fourth quarter of 2017 as production from La Yaqui Phase I increases.

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El Chanate Operational and Financial Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Gold production (ounces)	14,900	17,099	48,300	51,886
Gold sales (ounces)	14,954	16,942	48,597	52,442
Financial Review (in millions)
Operating Revenues	$19.1	$21.7	$60.8	$62.8
Cost of sales (1)	$18.2	$19.5	$59.6	$60.3
Earnings from operations	$0.9	$2.2	$1.2	$2.5
Cash provided by operating activities	$2.0	$2.7	$4.2	$5.4
Capital expenditures	$0.3	$0.2	$1.2	$0.6
Mine-site free cash flow, before changes in working capital (2)	$1.9	$1.7	$3.2	$2.1
Mine-site free cash flow (2)	$1.7	$2.5	$3.0	$4.8
Cost of sales, including amortization per ounce of gold sold (1)	$1,217	$1,151	$1,226	$1,150
Total cash costs per ounce of gold sold (2)	$1,137	$1,045	$1,156	$1,014
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,164	$1,062	$1,187	$1,032
Open Pit Operations
Tonnes of ore mined	1,625,109	1,756,984	3,579,459	4,665,022
Total tonnes mined	5,191,704	7,507,753	18,490,606	22,684,636
Waste-to-ore ratio (operating)	2.19	3.27	4.17	3.86
Average grade of gold (4)	0.48	0.61	0.47	0.59
Crushing and Heap Leach Operations
Total tonnes of ore stacked	1,537,874	1,696,663	3,548,207	4,621,300
Average grade of gold (4)	0.48	0.61	0.50	0.59
Total contained ounces stacked	23,733	33,275	57,039	87,661
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	16,700	18,400	13,000	16,900
Recovery ratio (ratio of ounces produced to contained ounces stacked)	63%	51%	85%	59%

(1)	Cost of sales includes mining and processing costs, royalties and amortization

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
El Chanate produced 14,900 ounces of gold in the third quarter compared to 17,099 ounces in the prior year period. Quarterly production decreased in the third quarter as a result of a lower number of contained ounces stacked during the pit pushback in the first half of 2017. El Chanate is expected to continue to produce at lower than historical rates during the fourth quarter of 2017. The number of contained ounces stacked increased in the third quarter and is expected to continue at similar levels in the fourth quarter of 2017, which will benefit gold production in 2018. On a year-to-date basis, El Chanate has produced 48,300 ounces and is expected to meet the top end of its production guidance of 50,000 to 60,000 ounces.
During the third quarter of 2017, a total of 1,625,109 tonnes of ore were mined at an average grade of 0.48 g/t Au. Tonnes mined were lower than the prior year period reflecting less run-of-mine material, however the impact on production is minimal given its low grade. The waste-to-ore ratio declined compared to the first half of 2017 and the same period of 2016 following completion of the pit pushback in the second quarter of 2017.
The Company stacked 1,537,874 tonnes of open pit ore on the heap leach pad, including run-of-mine material, during the third quarter at an average rate of 16,700 tpd. Tonnes stacked were lower than the prior year period but higher than the first half of 2017.
Financial Review
For the three months ended September 30, 2017, revenue of $19.1 million was $2.6 million lower than the prior year period, reflecting less ounces sold and lower realized gold prices. For the first nine months of 2017, revenue of $60.8 million was slightly lower than the prior year, attributable to less ounces sold, offset by higher realized prices.
For the third quarter, cost of sales were lower than the prior-year period, decreasing by $1.3 million to $18.2 million as a result of a lower waste-to-ore ratio and lower amortization per ounce. Cost of sales reflects mining and processing

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costs, royalties, and amortization expense. For the first nine months of 2017, cost of sales of $59.6 million were consistent with the prior-year period.
Total cash costs of $1,137 per ounce and mine-site all-in sustaining costs of $1,164 per ounce in the third quarter increased from the same period of 2016 due to lower grades stacked during the year. For the nine months ended September 30, 2017, total cash costs were $1,156 per ounce and mine-site AISC were $1,187 per ounce, attributable to lower grades stacked, and a higher waste-to-ore ratio.
El Chanate generated positive free cash flow of $1.7 million after changes in working capital, and $3.0 million on a year-to-date basis. Given El Chanate's higher cost structure, the Company has executed a hedging strategy to preserve free cash flow, ensuring a minimum gold price of $1,244 per ounce and participation up to a price of $1,407 per ounce on remaining production in 2017. The Company has also hedged 2018 expected production ensuring a minimum gold price of $1,270 and participation up to a price of $1,444 per ounce.
Third Quarter 2017 Development Activities
La Yaqui Phase I
During the third quarter of 2017, the Company spent $1.7 million on development activities to complete construction of the first phase of La Yaqui ($12.5 million year-to-date). In early September the Company announced the completion of construction and commercial production at La Yaqui Phase I ahead of schedule and within budget. La Yaqui Phase I is expected to contribute annual production of approximately 25,000 ounces at significantly lower cash costs.
Lynn Lake
The Company owns 100% of the Lynn Lake development project, in Manitoba, Canada. The Company is currently working towards completion of a feasibility study expected to be completed in the fourth quarter of 2017. During the third quarter, $2.8 million was spent at Lynn Lake ($9.2 million, year to date) on development and exploration activities. During the quarter the Company was focused on completing feasibility level engineering work on the following:

•	Process Plant

•	Metallurgical test work program

•	Onsite and offsite infrastructure

•	Mine plans and pit design at both Gordon and MacLellan Sites

•	Manitoba Hydro Scoping/PFS level study
In the second quarter of 2017, the Company purchased and canceled a 2.0% net smelter return (“NSR”) royalty on the project for $6.7 million.
Turkey
The Company received Forestry Permits for the Kirazlı gold project at the beginning of 2017 and continues to pursue the GSM (Business Opening and Operation) permit, which is granted by the Çanakkale Governorship.
In April, the Company increased its planned spending in 2017 for its Turkish projects. In the third quarter, the Company began road construction, commenced tree clearing of the site, and started work on the road relocation and power line construction. Additionally, the Company is in the process of tendering significant contracts, including the civil works contract and water reservoir.
For the three and nine months ended September 30, 2017, total development expenditures in Turkey were $2.3 million and $10.5 million respectively, which includes a forestry permit fee of $5.1 million that was paid in the second quarter of 2017.
Other
The Company capitalized $0.6 million related to the Esperanza Project ($1.7 million, year to date) and capitalized $1.1 million to Quartz Mountain ($1.8 million, year to date) during the third quarter.
Third Quarter 2017 Exploration Activities
Mulatos District
The Company has a large exploration package covering 28,777 hectares which has historically had the majority of its exploration efforts focused around the Mulatos mine. Using knowledge and understanding gained from the successful

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exploration programs at La Yaqui and Cerro Pelon, a detailed review and ranking of all prospects in the district was undertaken in 2016, with multi-year exploration plans outlined. These programs commenced in 2017 with a number of new prospects currently undergoing initial exploration.
La Yaqui Grande
The Company continued drilling at La Yaqui Grande during the third quarter, with a total of 5,394 metres (“m”) of drilling undertaken in 42 holes. The majority of the drilling was conducted in Zone 3, in addition to infill drilling conducted between Zones 2 and 3. The best oxide mineralization in Zone 3 has been intersected in the southwestern portion of the zone. New highlight intercepts from Zone 3 during the third quarter include:

•	17YAQ118: 35.60m at 3.07 g/t Au (79.3 - 114.90m) including 4.7m at 9.12 g/t Au

•	17YAQ129: 10.80m at 6.21 g/t Au (126.0 136.80m) and 12.50m at 0.88 g/t Au (110.5 - 123. 0m)

•	17YAQ094: 22.10m at 2.31 g/t Au (71.6 - 93.70m)

•	17YAQ122: 21.30m at 1.71 g/t Au (88.5 - 109.80m)

•	17YAQ081: 7.90m at 3.80 g/t Au (108.30 - 116.2m) and 5.90m at 3.15 g/t Au (140.3 - 146.2m) and 3.30m at 2.13 g/t Au (147.2 - 150.5m)

•	17YAQ113: 12.00m at 0.82 g/t Au (46.5 - 58.5m) and 11.10m at 1.88 g/t Au (61.6 - 72.7m)

•	17YAQ115: 15.30m at 1.82 g/t Au (71.0 - 86.3m)

•	17YAQ130: 20.00m at 1.24 g/t Au (71.7 - 91.7m) and 13.60m at 0.55 g/t Au (95.4 - 109.0m)
True widths for these intercepts are estimated at approximately 80-90% of drilled width. Further highlights from the 2017 drill program at La Yaqui Grande are presented in Table 1 at the end of this press release.
Re-logging and re-mapping programs were started earlier in the year and completed in the third quarter, as well as compilation of 3D geological models of structure, alteration and lithology. The plan for the fourth quarter is to complete outstanding infill drilling and resource modelling.
El Refugio
Drilling over the first section of El Refugio commenced in the quarter with 2,934m drilled in nine holes, with results outstanding. Mapping and sampling also continued over the larger El Refugio prospect with additional drilling to be planned as appropriate.
Lynn Lake
Exploration drilling continued at Lynn Lake during the third quarter of 2017 with 6,857 m drilled in 22 holes at the MacLellan, Gordon and Burnt Timber deposits.
At MacLellan, drilling continued to step out along strike to the northeast of a newly outlined zone of mineralization adjacent to the pit. At Gordon drilling was undertaken around the planned pit to test ideas compiled during newly completed structural and vein studies. A re-logging and re-study of the Burnt Timber and Linkwood deposits is currently underway and scout step-out drilling from known mineralization also commenced during the quarter. A total of 15 holes and 4,712m of drilling was completed, with encouraging initial results.
New highlight intercepts obtained during the quarter include the following:
From Gordon:

•	17FLX007: 2.60m at 8.36 g/t Au (1.6 - 4.2m), 6.10m at 20.69 g/t Au (14.4 - 20.5m) and 4.00m at 5.97 g/t Au (126.5 - 130.5m)

•	17FLX008: 5.50m at 2.18 g/t Au (50.5 - 56m), 2.90m at 1.16 g/t Au (84.6 - 87.5m) and 9.00m at 4.05 g/t Au (107.0 - 116.0m)

•	17FLX009: 2.0m at 11.47 g/t Au (53.0 - 55.0m), 1.7m at 2.33 g/t Au (62.2 - 63.9m), 7.5m at 1.10 g/t Au (89.5 - 97m) and 19.7m at 2.56 g/t Au (105.5 - 125.2m)
From MacLellan

•	17MCX024: 8.0m at 1.69 g/t Au (238.0 - 246.0m)
From Burnt Timber:

•	17BTX001: 9.05m at 3.33 g/t Au (81.0 - 90.5m), 3.50m at 2.97 g/t Au (95.5 - 99.0m), 10.45m at 1.48 g/t Au (125.0 - 135.45m) and 3.11m at 3.08 g/t Au (147.34 - 150.45m)

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•	17BTX002: 1.70m at 4.20 g/t (44.0 - 45.7m) and 8.60m at 1.12 g/t Au (128.0 - 136.6m)
Further highlights from the 2017 drill program at Lynn Lake are presented in Table 2 at the end of this press release.
The plan for the remainder of 2017 is to continue step-out scout drilling at Burnt Timber and to start testing anomalies outlined by geophysical re-interpretation, mapping and sampling conducted earlier in the year.
Review of Third Quarter Financial Results
During the third quarter of 2017, the Company sold 100,551 ounces of gold for proceeds of $128.8 million, a 3% increase compared to the prior year period. This reflected higher ounces sold (a $7.4 million benefit), partially offset by a lower average realized price of $1,281 per ounce compared to $1,325 per ounce in the prior year period (a $4.2 million reduction). The Company's realized gold price in the third quarter was $3 above the average London PM fix of $1,278 per ounce.
For the third quarter of 2017, cost of sales were $100.6 million, compared to $102.2 million in the prior-year period.
Mining and processing costs remained consistent in the third quarter at $69.2 million compared to $70.9 million in the prior-year period.
Consolidated total cash costs for the quarter were $720 per ounce, compared to $785 in the prior year period. The decrease in cash costs is attributable to higher grades mined at Young-Davidson and Mulatos.
In the third quarter, AISC per ounce decreased to $884 from $979 in the prior year period. This was primarily driven by lower mining and processing costs and lower sustaining capital expenditures.
Royalty expense was lower in the third quarter at $3.2 million, compared to $3.5 million in the prior year period, primarily due to fewer ounces sold at Mulatos, and lower realized prices in the quarter compared to the prior year period. This was offset by higher ounces sold at Young-Davidson.
Amortization of $28.2 million in the third quarter was consistent with the prior year. Amortization was $280 per ounce, down from $293 per ounce in the third quarter of 2016. This reflected lower amortization at Mulatos and El Chanate.
The Company recognized earnings from operations of $20.9 million in the third quarter, compared to $17.2 million in the same period of 2016, driven by higher production and gold sales and stronger operating margins, partially offset by lower average realized prices and higher exploration expenses.
The Company reported net earnings of $28.8 million in the third quarter of 2017, compared to net earnings of $4.8 million in the same period of 2016. Higher net earnings in the current quarter reflect stronger earnings from operations, and a deferred tax recovery resulting primarily from the strengthening of the Canadian dollar on the Company's Canadian dollar denominated tax assets.
Associated Documents
This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three and nine-month periods ended September 30, 2017 and September 30, 2016 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).
Reminder of Third Quarter 2017 Results Conference Call
The Company's senior management will host a conference call on Thursday, November 2, 2017 at 11:00 am ET to discuss the third quarter 2017 financial results and provide an update on operating, exploration, and development activities.
Participants may join the conference call by dialling (416) 340-2216 or (800) 273-9672 for calls within Canada and the United States, or via webcast at www.alamosgold.com.
A playback will be available until December 3, 2017 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 5309113. The webcast will be archived at www.alamosgold.com.
Qualified Persons
Chris Bostwick, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release. Information pertaining to the geological and exploration content has been reviewed

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and approved by Aoife McGrath, Alamos' Vice President, Exploration, a Qualified Person. Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, "Mulatos Project Technical Report Update" dated December 21, 2012, available on SEDAR. For further details see also the Corporation’s news release dated February 23, 2017.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice-President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws.  All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, projected development and permitting timelines, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; assumptions and expectations with respect to the proposed acquisition of Richmont Mines Inc. and its completion and the anticipated benefits and advantages of the same; labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s Annual Information Form for the year ended December 31, 2016 under the heading “Risk Factors”, which is available on the SEDAR website at

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www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. When describing resources we use the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission.  The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.
Non-GAAP Measures and Additional GAAP Measures
The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	cash flow from operating activities before changes in working capital and taxes received;

•	mine-site free cash flow;

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.

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The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Cash flow from operating activities	$43.4	$36.7	$114.9	$97.4
Add back: Changes in working capital and cash taxes	7.9	9.4	15.7	16.6
Cash flow from operating activities before changes in working capital and cash taxes	$51.3	$46.1	$130.6	$114.0
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$43.4	$36.7	$114.9	$97.4
Less: operating cash flow used by non-mine site activity	(7.0)	(5.3)	(12.4)	(20.5)
Cash flow from operating mine-sites	$50.4	$42.0	$127.3	$117.9

Mineral property, plant and equipment expenditure	$38.2	$37.2	$123.3	$109.0
Less: capital expenditures from development projects, and corporate	(8.7)	(4.4)	(36.4)	(13.0)
Capital expenditure from mine-sites	$29.5	$32.8	$86.9	$96.0

Total mine-site free cash flow	$20.9	$9.2	$40.4	$21.9

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$35.3	$24.4	$81.1	$72.4
Add back: Changes in working capital and cash taxes	1.8	(3.5)	5.7	(4.6)
Cash flow from operating activities, before changes in working capital	37.1	20.9	86.8	67.8
Mineral property, plant and equipment expenditure	(22.0)	(22.8)	(63.3)	(72.0)
Mine-site free cash flow	$13.3	$1.6	$17.8	$0.4
Mine-site free cash flow, before changes in working capital	$15.1	($1.9)	$23.5	($4.2)

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Mulatos Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$13.1	$14.9	$42.0	$40.1
Add back: Changes in working capital and cash taxes	0.2	0.6	5.9	(1.4)
Cash flow from operating activities, before changes in working capital	13.3	15.5	47.9	38.7
Mineral property, plant and equipment expenditure	(8.9)	(9.8)	(34.9)	(23.4)
Less: La Yaqui Phase I construction cost	1.7	—	12.5	—
Mulatos mineral property, plant and equipment expenditure	($7.2)	($9.8)	($22.4)	($23.4)
Mine-site free cash flow[1]	$5.9	$5.1	$19.6	$16.7
Mine-site free cash flow, before changes in working capital[1]	$6.1	$5.7	$25.5	$15.3
1. Excludes construction capital at La Yaqui Phase I.

El Chanate Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$2.0	$2.7	$4.2	$5.4
Add back: Changes in working capital and cash taxes	0.2	(0.8)	0.2	(2.7)
Cash flow from operating activities, before changes in working capital	$2.2	$1.9	$4.4	$2.7
Mineral property, plant and equipment expenditure	(0.3)	(0.2)	(1.2)	(0.6)
Mine-site free cash flow	$1.7	$2.5	$3.0	$4.8
Mine-site free cash flow, before changes in working capital	$1.9	$1.7	$3.2	$2.1
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.

16 | Alamos Gold Inc

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All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies.
It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$69.2	$70.9	$225.0	$210.1
Royalties	3.2	3.5	10.7	9.7
Total cash costs	$72.4	$74.4	$235.7	$219.8
Gold ounces sold	100,551	94,791	303,329	281,646
Total cash costs per ounce	$720	$785	$777	$780

Total cash costs	$72.4	$74.4	$235.7	$219.8
Corporate and administrative(1)	3.6	3.7	10.9	11.7
Sustaining capital expenditures(2)	10.8	12.5	31.2	36.9
Share-based compensation	1.1	0.9	5.1	9.3
Sustaining exploration	1.1	0.8	2.9	1.9
Accretion of decommissioning liabilities	0.7	0.5	2.0	1.6
Realized gains on FX options	(0.8)	—	(0.8)	1.0
Total all-in sustaining costs	$88.9	$92.8	$287.0	$282.2
Gold ounces sold	100,551	94,791	303,329	281,646
All-in sustaining costs per ounce	$884	$979	$946	$1,002

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Capital expenditures per cash flow statement	$38.2	$37.2	$123.3	$109.0
Less: Young-Davidson non-sustaining capital	(12.6)	(12.1)	(37.9)	(42.5)
Less: Mulatos non-sustaining capital	(7.8)	(8.2)	(30.3)	(16.6)
Less: El Chanate non-sustaining capital	—	—	—	—
Less: Corporate and other non-sustaining capital	(7.0)	(4.4)	(23.9)	(13.0)
	$10.8	$12.5	$31.2	$36.9

17 | Alamos Gold Inc

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Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$30.4	$25.8	$90.8	$80.9
Royalties	1.2	1.1	3.3	2.9
Total cash costs	$31.6	$26.9	$94.1	$83.8
Gold ounces sold	55,267	44,287	145,462	128,045
Total cash costs per ounce	$572	$607	$647	$654

Total cash costs	$31.6	$26.9	$94.1	$83.8
Sustaining capital expenditures	9.4	10.7	25.4	29.5
Exploration	0.1	—	0.3	0.2
Accretion of decommissioning liabilities	—	—	0.1	0.1
Total all-in sustaining costs	$41.1	$37.6	$119.9	$113.6
Gold ounces sold	55,267	44,287	145,462	128,045
Mine-site all-in sustaining costs per ounce	$744	$849	$824	$887

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$21.8	$27.4	$78.0	$76.0
Royalties	2.0	2.4	7.4	6.8
Total cash costs	$23.8	$29.8	$85.4	$82.8
Gold ounces sold	30,330	33,562	109,270	101,159
Total cash costs per ounce	$785	$888	$782	$819

Total cash costs	$23.8	$29.8	$85.4	$82.8
Sustaining capital expenditures	1.1	1.6	4.6	6.8
Exploration	0.7	0.6	1.5	1.2
Accretion of decommissioning liabilities	0.6	0.4	1.6	1.2
Total all-in sustaining costs	$26.2	$32.4	$93.1	$92.0
Gold ounces sold	30,330	33,562	109,270	101,159
Mine-site all-in sustaining costs per ounce	$864	$965	$852	$909

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$17.0	$17.7	$56.2	$53.2
Total cash costs	$17.0	$17.7	$56.2	$53.2
Gold ounces sold	14,954	16,942	48,597	52,442
Total cash costs per ounce	$1,137	$1,045	$1,156	$1,014

Total cash costs	$17.0	$17.7	$56.2	$53.2
Sustaining capital expenditures	0.3	0.2	1.2	0.6
Accretion of decommissioning liabilities	0.1	0.1	0.3	0.3
Total all-in sustaining costs	$17.4	$18.0	$57.7	$54.1
Gold ounces sold	14,954	16,942	48,597	52,442
Mine-site all-in sustaining costs per ounce	$1,164	$1,062	$1,187	$1,032

18 | Alamos Gold Inc

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Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net earnings	$28.8	$4.8	$31.3	$2.7
Add back:
Finance expense	1.1	5.6	7.7	17.6
Amortization	28.2	27.8	84.5	87.9
Loss on redemption of senior secured notes	—	—	29.1	—
Deferred income tax expense (recovery)	(8.2)	12.1	(22.3)	(5.0)
Current income tax expense	1.5	0.8	7.6	2.9
EBITDA	$51.4	$51.1	$137.9	$106.1
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•
Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

19 | Alamos Gold Inc

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Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flows
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	September 30, 2017	December 31, 2016
A S S E T S
Current Assets
Cash and cash equivalents	$149.0	$252.2
Equity securities	18.7	14.1
Amounts receivable	35.8	44.9
Inventory	142.7	131.7
Other current assets	24.6	11.6
Total Current Assets	370.8	454.5

Non-Current Assets
Long-term inventory	75.4	75.8
Mineral property, plant and equipment	1,971.1	1,918.2
Other non-current assets	45.3	43.7
Total Assets	$2,462.6	$2,492.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$86.0	$94.5
Current portion of debt and financing obligations	2.6	3.6
Income taxes payable	4.8	1.5
Dividends payable	3.0	—
Total Current Liabilities	96.4	99.6

Non-Current Liabilities
Deferred income taxes	268.8	291.0
Decommissioning liabilities	41.4	39.6
Debt and financing obligations	1.7	301.3
Other non-current liabilities	0.9	1.3
Total Liabilities	409.2	732.8

E Q U I T Y
Share capital	$3,076.4	$2,822.2
Contributed surplus	74.8	70.9
Warrants	4.0	3.5
Accumulated other comprehensive income	10.5	0.4
Deficit	(1,112.3)	(1,137.6)
Total Equity	2,053.4	1,759.4
Total Liabilities and Equity	$2,462.6	$2,492.2

20 | Alamos Gold Inc

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ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income
(Unaudited - stated in millions of United States dollars, except per share amounts)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
OPERATING REVENUES	$128.8	$125.6	$381.1	$350.0

COST OF SALES
Mining and processing	69.2	70.9	225.0	210.1
Royalties	3.2	3.5	10.7	9.7
Amortization	28.2	27.8	84.5	87.9
	100.6	102.2	320.2	307.7
EXPENSES
Exploration	2.6	1.6	6.0	3.5
Corporate and administrative	3.6	3.7	10.9	11.7
Share-based compensation	1.1	0.9	5.1	9.3
	107.9	108.4	342.2	332.2
EARNINGS FROM OPERATIONS	20.9	17.2	38.9	17.8

OTHER EXPENSES
Finance expense	(1.1)	(5.6)	(7.7)	(17.6)
Foreign exchange gain (loss)	0.7	(2.1)	10.1	(4.7)
Other gains	1.6	8.2	4.4	5.1
Loss on redemption of senior secured notes	—	—	(29.1)	—
EARNINGS BEFORE INCOME TAXES	$22.1	$17.7	$16.6	$0.6

INCOME TAXES
Current income tax expense	(1.5)	(0.8)	(7.6)	(2.9)
Deferred income tax recovery (expense)	8.2	(12.1)	22.3	5.0
NET EARNINGS	$28.8	$4.8	$31.3	$2.7

Items that may be subsequently reclassified to net earnings:
Unrealized gains on equity securities, net of taxes	—	0.8	—	5.5
Gain on currency hedging instruments, net of taxes	1.7	—	7.4	—
Items that will not be reclassified to net earnings:
Unrealized gain on equity securities, net of taxes	1.1	—	2.7	—
Total other comprehensive income	$2.8	$0.8	$10.1	$5.5
COMPREHENSIVE INCOME	$31.6	$5.6	$41.4	$8.2

EARNINGS PER SHARE
– basic	$0.10	$0.02	$0.11	$0.01
– diluted	$0.09	$0.02	$0.10	$0.01
Weighted average number of common shares outstanding (000's)
– basic	300,448	266,969	294,853	264,619
– diluted	303,888	271,447	298,506	267,575

21 | Alamos Gold Inc

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ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
CASH PROVIDED BY:
OPERATING ACTIVITIES
Net earnings for the period	$28.8	$4.8	$31.3	$2.7
Adjustments for items not involving cash:
Amortization	28.2	27.8	84.5	87.9
Foreign exchange (gain) loss	(0.7)	2.1	(10.1)	4.7
Current income tax expense	1.5	0.8	7.6	2.9
Deferred income tax (recovery) expense	(8.2)	12.1	(22.3)	(5.0)
Share-based compensation	1.1	0.9	5.1	9.3
Finance expense	1.1	5.6	7.7	17.6
Loss on redemption of senior secured notes	—	—	29.1	—
Other non-cash items	(0.5)	(8.0)	(2.3)	(6.1)
Changes in working capital and cash taxes	(7.9)	(9.4)	(15.7)	(16.6)
	43.4	36.7	114.9	97.4
INVESTING ACTIVITIES
Mineral property, plant and equipment	(38.2)	(37.2)	(123.3)	(109.0)
Purchase of Lynn Lake gold project royalty	—	—	(6.7)	—
Other	—	(0.6)	3.6	(3.1)
	(38.2)	(37.8)	(126.4)	(112.1)
FINANCING ACTIVITIES
Net proceeds from bought deal financing	—	—	239.1	—
Repayment of senior secured notes	—	—	(327.2)	—
Repayment of equipment financing obligations	(1.1)	(2.0)	(3.5)	(5.9)
Interest paid	—	—	(12.2)	(12.2)
Revolving credit facility transaction fees	(2.1)	—	(2.1)	(1.1)
Proceeds from the exercise of options and warrants	0.6	4.1	3.4	7.4
Dividends paid	—	—	(3.0)	(2.7)
Proceeds from issuance of flow-through shares	11.7	—	11.7	20.4
	9.1	2.1	(93.8)	5.9
Effect of exchange rates on cash and cash equivalents	1.0	(0.5)	2.1	(0.2)
Net increase (decrease) in cash and cash equivalents	15.3	0.5	(103.2)	(9.0)
Cash and cash equivalents - beginning of period	133.7	273.4	252.2	282.9
CASH AND CASH EQUIVALENTS - END OF PERIOD	$149.0	$273.9	$149.0	$273.9

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Table 1: La Yaqui – Select Composite Intervals from Exploration Drilling Intercepts calculated at a 0.3 g/t cut-off. Minimum width of 3 m and maximum internal waste of 1.55 m.

Hole ID	Drill Type	Azimuth	Dip	Final Depth (m)	From (m)	To (m)	Interval (m)	Au (g/t)
17YAQ081	DDH	240	-70	154	108.3	116.2	7.9	3.80
					incl. 111.3	116.2	4.9	5.80
					140.3	146.2	5.9	3.15
					incl. 141.3	142.3	1	9.50
					147.2	150.5	3.3	2.13
					incl. 147.2	148.2	1	6.20
17YAQ088	DDH	240	-71	100.65	74.7	83.6	8.9	1.62
17YAQ093	DDH	245	-60	135.7	118.6	128.1	9.5	0.90
17YAQ094	DDH	240	-51	155.55	71.6	93.7	22.1	2.31
					incl. 85.3	86.3	1	6.20
					incl. 88.8	90.3	1.5	6.00
					103	106	3	1.34
17YAQ096	DDH	240	-45	134.2	76.3	112.8	36.5	0.77
					93.2	94.2	1	5.90
17YAQ100	DDH	240	-72	138.75	102.4	107	4.6	0.37
					120.9	125.9	5	0.38
17YAQ101	DDH	60	-75	175.35	150.5	156.8	6.3	1.43
17YAQ102	DDH	0	-90	152.5	138.3	142.8	4.5	0.64
17YAQ103	DDH	0	-90	132.65	101.4	111.8	10.4	0.47
17YAQ105	DDH			189.1	166.1	179.9	13.8	0.44
17YAQ106	DDH	0	-90	122	62.7	70.8	8.1	0.88
					105.2	108.3	3	0.36
17YAQ107	DDH	240	-75	115.9	97.5	101.5	4	0.46
17YAQ108	DDH	245	-66	157.05	148.2	151.8	3.6	1.05
17YAQ109	DDH	240	-75	114.35	49.5	65.5	16	1.17
17YAQ111	DDH	240	-87	147.9	62.6	68.5	5.9	0.56
					109.3	121.3	12	1.61
					incl. 119.8	121.3	1.5	8.60
17YAQ113	DDH	240	-72	125.05	46.5	58.5	12	0.83
					61.6	72.7	11.1	1.88
					incl. 71.2	72.7	1.5	5.00
17YAQ115	DDH	240	-52	137.25	61.6	68.8	7.2	0.41
					71	86.3	15.3	1.82
17YAQ116	DDH	240	-72	147.9	80.8	83.8	3	0.35
					88.5	91.5	3	0.51
					102.2	106.8	4.6	0.41
					111.3	140.2	28.9	0.75
17YAQ118	DDH	240	-57	120.45	79.3	114.9	35.6	3.07
					incl. 90.6	95.3	4.7	9.12
17YAQ121	DDH	240	-87	152.5	108.5	111.5	3	0.57
					137.2	143.2	6	0.38
17YAQ122	DDH	240	-56	161.65	88.5	109.8	21.3	1.71
					incl. 99.1	102.2	3.1	5.20

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17YAQ123	DDH	240	-73	140.3	105	108	3	0.34
					111	135.7	24.7	0.83
					136.3	140.3	4	0.86
17YAQ124	DDH	240	-70	140.3	54.9	64	9.1	0.57
					104.8	109	4.2	0.65
17YAQ126	DDH	240	-60	147.9	100.4	108.3	7.9	0.63
					111.3	115.8	4.5	0.96
					118.6	121.6	3	0.46
17YAQ129	DDH	0	-90	152.5	83.3	94.9	11.6	0.42
					96.8	108.8	12	0.78
					110.5	123	12.5	0.88
					126	136.8	10.8	6.21
					incl. 130.5	135	4.5	12.17
17YAQ130	DDH	240	-65	115.9	71.7	91.7	20	1.24
					95.4	109	13.6	0.55

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Table 2: Lynn Lake – Select Composite Intervals from Exploration Drilling Intercepts calculated at a 0.5 g/t cut-off. Minimum width of 6 m and maximum internal waste of 3 m.

Hole ID	Drill Type	Azimuth	Dip	Final Depth (m)	From (m)	To (m)	Interval (m)	Au (g/t)

17MCX023	DDH	149	-51	255	141.50	142.70	1.20	2.93
17MCX024	DDH	150	-50	324	238.00	246.00	8.00	1.60
17MCX025	DDH	150	-50	270	81.00	82.50	1.50	2.65
					121.50	123.00	1.50	0.72
					201.33	202.52	1.19	2.90
17FLX007	DDH	350	-65	300	1.60	4.20	2.60	8.36
					Incl. 1.60	3.00	1.40	11.28
					14.40	20.50	6.10	20.69
					Incl. 14.40	17.50	3.10	40.02
					126.50	130.50	4.00	5.97
					Incl. 126.5	128.00	1.50	15.50
17FLX008	DDH	350	-50	321	50.50	56.00	5.50	2.18
					84.60	87.50	2.90	1.16
					96.50	97.30	0.80	3.14
					107.00	116.00	9.00	4.05
					Incl. 108.40	112.60	4.20	7.79
					119.90	121.00	1.10	4.79
					129.90	132.80	2.90	2.09
					146.50	147.50	1.00	1.29
					209.90	212.50	2.60	2.17
17FLX009	DDH	350	-52	285	53.00	55.00	2.00	11.47
					Incl. 54.30	55.00	0.70	24.50
					62.20	63.90	1.70	2.33
					Incl. 63.20	63.90	0.70	4.91
					89.50	97.00	7.50	1.10
					Incl. 94	97.00	3.00	2.74
					105.50	125.20	19.70	2.56
					Incl. 108.00	119.70	11.70	3.87
					133.10	134.50	1.40	1.37
					142.00	143.00	1.00	6.20
					176.30	177.40	1.10	1.94
					201.00	202.00	1.00	0.83
					221.50	224.50	3.00	4.02
17BTX001	DDH	28	-45	287	32.66	33.65	0.99	2.51
					58.70	60.00	1.30	2.21
					66.00	67.50	1.50	0.74
					70.50	72.00	1.50	3.81
					81.00	90.05	9.05	3.33
					95.50	99.00	3.50	2.97
					125.00	135.45	10.45	1.48
					147.34	150.45	3.11	3.08
					161.00	174.56	13.56	0.70

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17BTX002	DDH	1	-55	201	44.00	45.70	1.70	4.20
					61.00	62.00	1.00	1.11
					82.00	88.95	6.95	0.62
					88.00	88.95	0.95	1.52
					121.00	124.00	3.00	0.64
					128.00	136.60	8.60	1.12
					143.50	148.00	4.50	0.69
					161.00	162.00	1.00	0.53
					167.00	168.00	1.00	0.69
					172.50	174.00	1.50	0.60

26 | Alamos Gold Inc